Exhibit 99.1
July 10, 2009
Via FedEx
Board of Directors
Penn Treaty American Corporation
3440 Lehigh Street
Allentown, PA 18103
Ladies and Gentlemen:
Atlas Advantage Master Fund, L.P., Atlas Capital ID Fund, L.P. and Atlas Capital L.P. (collectively, the “Atlas Funds”), investment funds currently advised by Atlas Capital Management, L.P., collectively own 1,557,271 shares, or approximately 6.7%, of the outstanding common stock of Penn Treaty American Corporation (the “Company”).
As significant stockholders of the Company, we have a substantial interest in seeing that its board of directors (the “Board”) and management are committed to maximizing value for all stockholders. Over recent months, we have grown increasingly concerned that this may not be the case. Our concerns are broad-based and extend to all aspects of the Company’s operations, financial condition and management.
Because of ongoing problems at the Company, there has not been an annual meeting or a director vote for four years. In the meantime, there have been significant changes in the ownership of the Company. Except for Alan Parsow of Elkhorn Partners, it appears from what little information is public that the members of the Board have little or no ownership interests in the Company. As a result, the interests of the management and the Board appear not to be aligned with those of the Company’s stockholders. Furthermore, even though the Company’s main operating subsidiaries are now under the rehabilitation and supervision of the Commonwealth of Pennsylvania, members of the Board continue to receive compensation for no apparent reason.
It is for these and other reasons that we believe that it is in the Company’s best interests to act now to change the Company’s leadership at the Board level. We believe that the Company needs to be guided by representatives of its major stockholders, such that the interests of the Board and the stockholders are better aligned. Therefore, we respectfully request that the current members of the Board (excluding Mr. Parsow) resign and be replaced by representatives of major stockholders on or before August 15, 2009. We believe that this new Board should be willing to serve for no compensation and request that current Board compensation arrangements be discontinued immediately. We would be open to discussing with you our thoughts regarding appropriate replacements. We look forward to an immediate and constructive dialogue on these issues.
8214 Westchester, Suite 650       Dallas, Texas 75225      214-999-6082      Fax 214-999-6095

July 10, 2009
Page Two
We urge you to consider our suggestions carefully. We believe that it is imperative that the objective of the Board be to maximize the assets of the Company for the benefit of the stockholders. As noted above, we are concerned by the fact that the vast majority of the Board appears to own little or no significant stock of the Company. With such little apparent ownership, we are concerned that management may be motivated more by its ongoing salary and benefits than on increasing stockholder value. If the Board refuses to address our concerns, we will consider all other remedies available to us including, without limitation, the filing of an application with the Delaware Court of Chancery to compel the Company to hold an annual meeting of the stockholders under applicable provisions of Delaware General Corporation Law. Thank you for your attention to these matters.
Sincerely,
ATLAS ADVANTAGE MASTER FUND, L.P.
ATLAS CAPITAL ID FUND, L.P.
ATLAS CAPITAL L.P.
By:     Atlas Capital Management, L.P., their investment adviser and/or general partner
By:      RHA, Inc., its general partner

By: Name:	/s/ Robert H. Alpert Robert H. Alpert
Title:	President